EXHIBIT 2


BOVESPA: BRKM5
NYSE: BAK
www.braskem.com.br

Jose Marcos Treiger                       Luiz Henrique Valverde
Investor Relation Officer                 Investor Relation Manager
Tel: (5511) 3443 9529                     Tel: (5511) 3443 9744
Fax: (55 11) 3443 9532                    Fax: (5511) 3443-9532
E-mail: jm.treiger@braskem.com.br         E-mail:   luiz.valverde@braskem.com.br

BRASKEM ANNOUNCES EARNINGS FOR THE PERIOD ENDED SEPTEMBER 30, 2002


(Sao Paulo, Brazil, November 14, 2002) Braskem (BOVESPA: BRKM, NYSE: BAK) today announced earnings for the nine-month period ended September 30, 2002. Results are stated in Reais according to Brazilian GAAP and Braskem's investments in Politeno and Copesul are recognized via the equity accounting method instead of being proportionally consolidated as per rule CVM-247. Due to the fact that Braskem was created on August 16, 2002, the comments stated herein are based on pro-forma1 financial statements, which are attached at the end of this release and are part of the Company's "Performance Commentary" included in the CVM quarterly filing document (ITR). Starting in 4Q02 with the twelve-month period earnings, Braskem will provide comparisons between consecutive quarters. Commentary provided in this release refers to consolidated earnings, with all comparisons being made to the same period in 2001. On September 30, 2002, the U.S. dollar exchange rate was R$3.8949.

HIGHLIGHTS

o EBITDA totaled R$ 921 million in the first nine months of 2002, 16% higher than in the same period last year. This result is a significant achievement, particularly in light of the maintenance and modernization stoppage of Pirolysis Unit #1 at the Camacari Naphtha Cracker. This stoppage took place in the second quarter of the year and lasted 95 days. For the first nine months of 2002, EBITDA margin was 19% compared to 18% in the same period in 2001, and was the highest among Braskem's international peers.

o Synergies from the integration process currently underway are being realized at a rapid rate, totaling R$53 million/year on an annualized basis, arising mainly from the following initiatives: rationalization of administrative expenses, reduction of tax redundancies and credit compensations on inter-company product transfers within the group and workforce rationalization.

o    Implementation of modern Corporate Governance principles:

     o    Compliance with BOVESPA's Level 1 requirements;

     o 100% tag-along rights to all shareholders in the event of a sale of controlling shareholding stake, which exceeds Bovespa's Level 2 requirements; and

     o Election of the new Board of Directors, approval of Internal Policies and new Company Bylaws.

o CVM filing of the Public Share Exchange proposal to holders of Nitrocarbono common shares;

o New York Stock Exchange (NYSE) listing of Braskem's shares (Level II ADR program).

o Greater operational flexibility resulting from guaranteed access to the international naphtha market. During the first nine months of 2002, imported naphtha already represented 27% of Braskem's total naphtha consumption.

o Capacity expansion for ethylene, the main raw material used in downstream petrochemical production, through an investment of R$216 million in the Naphtha Cracker in Camacari, Bahia.

__________________________
(1) Pro-forma: consolidates financial information from the companies that form Braskem as if they were part of the company's corporate structure during the nine-month periods of 2001 and 2002.

Market

Sales volume of thermoplastics in 9M02 totaled 1,144 thousand tons, 4% higher compared to the same period in 2001. Sales volumes for all product lines were higher compared to 2001. Sales volume of ethylene, the main product in the basic petrochemical segment, totaled 708 thousand tons, 12% lower than in 9M01 due to the scheduled maintenance stoppage mentioned above. Of this total, 369 thousand tons (52%) were sales to third parties.

Net Sales is summarized in the table below:

(GRAPHIC TABLE OMITTED)


It is evident that even within the more challenging macroeconomic context and more adverse conditions for the petrochemical industry in 2002, Braskem's Sales performance was strong: net revenues from the vinyls unit remained stable compared to 2001 while revenues from all other units surpassed 2001 levels. The company registered a substantial increase in its export revenues (44%), resulting partially from translation gains from foreign currencies into the brazilian real.

Production

Thermoplastics production (Polyethylenes, PP, PVC and PET) remained at practically the same level as the previous year, totaling 1,099 thousand tons in 9M02, compared to 1,105 thousand tons in 9M01, despite the scheduled maintenance stoppage at the Naphtha Cracker.

The Polypropylene units operated at 89% capacity during the period, while the PVC and Polyethylene units ran at 84% and 94% capacity, respectively, following the maintenance stoppage.

The scheduled stoppage at the Camacari Unit resulted in 11% lower basic petrochemical production, which totaled 1,844 thousand tons in 2002 compared to 2,077 thousand in 2001. Ethylene production was 13% lower, totaling 704 thousand tons in 9M02 compared to 805 thousand tons in 9M01.

The capacity utilization rate at the ethylene plants was 92% in 3Q02 (post-stoppage) compared to 67% in 2Q02. In September of 2002, capacity utilization returned to a level of 93%.

Production output is summarized in the table below:

(GRAPHIC TABLE OMITTED)


Operating Results

o  Net Sales Revenue

Net sales in the first nine months of 2002 grew 15% to R$4.9 billion. Thermoplastics sales prices were in line with international price trends. Furthermore, Braskem's state-of-the-art technological, customer support and logistics infrastructure adds value to products sold by the Company, which translates into a service margin premium over the international price (post-import) in Brazil.

(GRAPHIC OMITTED)


Breakdown of each Business Unit's participation in net revenues:


                               Net Sales by Unit

o   Cost of Goods Sold and Gross Proft


As shown in the graph below, Braskem's main cost component is naphtha. Naphtha prices are referenced to the U.S. dollar and track international oil prices. Average naphtha prices in Brazil increased 4% in reais in 2002 when compared to the same period last year.


(GRAPHIC OMITTED)



In the first nine months of 2002, cost of goods sold totaled R$4 billion, 18% higher when compared to the R$3.4 billion in the same period of last year. This increase was due to higher naphtha costs coupled with the Company's 4% higher sales volume during the period.

Braskem sells over 50% of its production volume of ethylene and propylene to outside customers. The pricing agreements with customers for these products include a U.S. dollar indexation component, which partially offsets the negative impact of the U.S. dollar appreciation on the Company's profitability.

In the first nine months of 2002, gross profit totaled R$907 million, 3% higher than the gross profit of R$881 million in the first nine months of 2001.

o    Selling, General and Administrative Expenses

Selling, general and administrative expenses (without depreciation and amortization), totaled R$291 million in 9M02, compared to R$228 million in 9M01. When expressed as a percentage of net sales, SG&A expenses were 5.9% in 9M02 compared to 5.3% in 9M01.

Braskem's ratio of SG&A expenses to net sales is one of the lowest among its global peers. The increase in SG&A expenses is attributed to the inflation during the period. According to the IGP-M index, which Braskem uses to adjust the majority of its contracts, inflation was 13.3%. Furthermore, the reclassification of certain administrative expenses in 2002, which were previously recorded as costs in 2001 had an impact of approximately R$10 million on the period's SG&A. In addition, approximately R$15 million in non-recurring expenses related to the Company's integration and restructuring were recorded as SG&A in this fiscal period.

o    EBITDA

EBITDA in 9M02 totaled R$921 million compared to R$794 million in 9M01, a growth of 16%. Even with higher naphtha costs and exchange rate volatility, Brakem's EBITDA margin was 19% in 9M02 compared to 18% in 9M01, the highest margin among the Company's international peers. This result confirms Braskem's ability to maintain strong operating efficiency in its sector even during a period of adverse macroeconomic conditions and a challenging environment for the petrochemical industry.

(GRAPHIC OMITTED)

o    Other operating revenues / expenses

Braskem recorded a net result of R$100 million in other operating revenues/expenses, of which R$88 million was related to the recovery of PIS (Social Integration Program) taxes, calculated as per Amendment no. 7/70, resulting from legal challenges brought forth by Braskem and its subsidiaries. Of this total, 52% has been accounted for in the Company's cash balance.

o    Net Financial Result

The currency devaluation of 68% during the first nine months of 2002 (compared to 37% in 9M01) contributed to a negative net financial result of R$2.9 billion compared to R$1.4 billion in the same period of the previous year - of this amount, R$629 million corresponded to deferred and not yet amortized exchange rate losses at sept. 30th, 2001.

In the first nine months of 2002, the exchange-related impact on the balance of U.S. Dollar-indexed liabilities totaled R$2.18 billion, while the remaining financial result is comprised of other items such as interest payments, monetary restatement on liabilities indexed to the CDI, IGP-M and TJLP indexes and other financial expenses such as CPMF and bank fees, among others.

Deferred exchange-related impact : in 2001 the companies that together form Braskem (Copene, OPP Quimica, Trikem. Polialden, Nitrocarbono) made the decision to defer exchange-related losses and subsequently amortized R$679 million during the first nine months of 2001, of which R$51 million were recorded as financial expenses (Copene and Nitrocarbono) and R$628 million as deferred exchange-related expenses (OPP Quimica, Trikem, Proppet and Polialden). As a result of the incorporation of OPP Produtos Quimicos and 52.114 Participacoes, S.A., in 2002 Braskem decided to record these losses directly on the income statement instead of deferring them over time. This decision resulted in a negative impact of R$190 million on the Company's income statement, which was recorded as amortization of deferred exchange-related losses.

o    Equity Income

Equity income in 9M02 totaled R$353 million compared to R$ 46 million in 9M01. The main factors that contributed to this result were the positive exchange variation on the shareholders' equity of foreign subsidiaries as well as gains recorded on companies that were incorporated.

o    Income taxes

During 2002, Braskem recorded a reversion of R$58 million in income tax expense. This reversion contributed to a positive impact of R$41 million on the Income Tax account and was calculated based on Braskem's accumulated tax loss carryforwards, which totaled R$2.4 billion on September 30, 2002. The recognition of the income tax carryforwards reflects Braskem's expectation that the Company will generate positive earnings in the near future.

o    Net Income (Loss)

Consolidated net loss totaled R$1.8 billion during the first nine months of 2002. The negative impact of exchange variation during the period was significant and totaled R$2.18 billion.

Consolidated Net Debt

Braskem's consolidated gross debt totaled R$7.7 billion on September 30, 2002, including R$621 million in subordinated debentures for which payment of principal and interest is scheduled for May 2007. Braskem's debt is comprised of 71% U.S. Dollar-indexed obligations, while 14% is linked to TJLP, 11% to CDI and 4% to the IGP-M index. Of the total U.S. Dollar-indexed debt, R$2.88 billion (47%) is trade-related financing.

Braskem will be using its cash generation mainly toward the amortization of its short term obligations. Furthermore, the Company will utilize its export revenue flows (approximately US$400 million per year) and its long term contracts with first-tier domestic customers to continue its ongoing process of extending the average maturity of the Company's outstanding debt.

Short-term debt includes approximately R$1.35 billion in export contract advances related to Braskem's international customers and subsidiaries, which will be liquidated for future exports. Also included in short term debt is approximately R$700 million in working capital used to finance the Company's operations. Braskem is currently seeking alternatives to reduce this demand.

Investments

During the first nine months of 2002 investments totaled R$276 million, of which R$15 million were expenditures associated with the formation of Braskem (general and administrative expenses). The Company's assets are updated and competitive, with no need for significant additional investments.

Recent Developments

Further to the negotiations with its debenture holders, which began on September 30, 2002, Braskem has scheduled a General Meeting for holders of its 10th public debentures issue, to be held on November 29, 2002. The objective of this Meeting is to propose that Debenture holders approve the adoption of updated financial ratios used in its covenants. The proposed covenants reflect the current volatile financial market conditions and the significant currency devaluation that has occurred. Management sees this as a preventive measure and the Company expects a successful outcome from this process.

Braskem is a world-class Brazilian company, leader in the thermoplastics segment in Latin America and among the five largest Brazilian private industrial companies. The company operates 13 manufacturing plants located throughout Brazil and produces 4.3 million tons of petrochemical products per year. Braskem is a leading player in the regional thermoplastics market, with market shares of 51% in the PVC segment, 36% in the polypropylene segment and 30% in polyethylene segment.

Certain of the statements contained herein are forward-looking statements, which express or imply Management's expectations at the present time and may differ materially as a result of changes in earnings, operating performance and future events.


                     Pro-forma Income Statement (R$ million)
                           Braskem S.A. (Consolidated)


                                                           9M02             9M01               Change (%)
                                                            A                B                  (A)/(B)
        Gross Revenues                                    6,174            5,549                  11%
        Net Revenues                                      4,894            4,266                  15%
        Cost of Goods Sold                               (3,987)          (3,385)                 18%
        Gross Profit                                       907              881                    3%
        Selling, General and Adminstrative Expenses       (291)            (228)                  28%
        Depreciation and Amortization *                   (252)            (229)                  10%

        Other operating revenues (expenses)                100              (9)                    -
        Equity Income                                      353               46                    -
        Operating Profit (pre-financial items)             816              461                   77%
        Net Financial Result **                          (2,913)           (809)                  260%
        Operating Profit                                 (2,097)           (348)                   -
        Other non-operating revenues (expenses)            (60)             178                    -
        Pre-tax profit (loss)                            (2,156)           (170)                   -
        Income tax                                          21              (32)                   -
        Minority Participation                             300             (103)                   -
        Net income (loss)                                (1,836)           (306)                   -

        EBITDA                                             921              794                   16%

* Deferral of losses related to exchange rate variation during the first nine months of 2001 totaled R$105 million and recognition of these losses in 2002 had a negative impact on the 9M02 income statement of R$ 190 million.

** Amount of deferred and not amortized foreign exchange losse in 9M01 totaled
R$ 629 million.



                      Pro-forma Balance Sheet (R$ million)
                           Braskem S.A. (Consolidated)

                                ASSETS                             Sep. 30, 02      Sep. 30, 01       Change (%)
                                                                        A                B               (A/B)

      Current Assets                                                  2,906            3,225             -10%
         . Cash and marketable secutities                              748             1,431             -48%
         . Accounts receivable                                         976              680               44%
         . Inventory                                                   669              634               6%
         . Taxes to be recovered                                       251              200               26%
         . Others                                                      262              280               -6%
      Non-current Assets                                               714             1,046             -60%
          . Related Parties                                             47              662                -
          . Others                                                     667              384               74%
      Plant, property and equipment                                   8,923            7,812              14%
      Total Assets                                                    12,543           12,082             4%

                 Liabilities and Shareholders' Equity               Sep. 30,02       Sep. 30,01        Change %
                                                                        A                B               (A/B)
      Current Liabilities                                             4,963            4,323              15%
         . Suppliers                                                  1,148             470              144%
         . Financing                                                  3,361            3,266              3%
         . Others                                                      453              587              -23%
      Non-current Liabilities                                         6,364            4,514              41%
         . Financing                                                  5,085            3,743              36%
         . Related Parties                                             334              187               79%
         . Others                                                      944              584               62%
      Shareholders' Equity                                            1,216            3,246             -63%
      Total Liabilities and Sharehoders' Equity                       12,543           12,082             4%
